SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
July 19, 2010

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Exact name of registrant as specified in its charter)
Royal Philips Electronics
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
E.P. Coutinho
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands
This report comprises a copy of the following press release:
–	“Philips to nominate Frans van Houten as its next President and CEO, succeeding Gerard Kleisterlee in April 2011”, dated July 8, 2010.

–	“”, dated July 19, 2010.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of July 2010.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ E.P. Coutinho

(General Secretary)

Philips to nominate Frans van Houten as its next President and CEO, succeeding Gerard Kleisterlee in April 2011
July 8, 2010
Amsterdam, The Netherlands — Royal Philips Electronics (NYSE:PHG, AEX: PHI) today announced it will nominate Frans van Houten as its next President and Chief Executive Officer, effective April 1, 2011, as successor to Gerard Kleisterlee who will retire from Philips as per the same date.
Mr. van Houten was a member of Philips’ Board of Management until September 2006 when he led the successful spin out of Philips Semiconductors and the creation of NXP Semiconductors as an independent global company. He will re-join Philips on October 1, 2010 and will assume the position of Chief Operating Officer as of January 1, 2011, working closely with Mr. Kleisterlee to ensure a smooth transition. It is Philips’ intention to propose the appointment of Mr. van Houten as President and CEO of Philips to its Annual General Meeting of Shareholders on March 24, 2011.
“With hands-on experience in marketing and sales and deep understanding of both professional systems and solutions as well as consumer products, and having lived and worked in Europe, the US and Asia Frans van Houten is the right leader in the world of today and tomorrow to continue Philips’ strategy to be a leader in the domain of health and well-being,” Jan-Michiel Hessels, Chairman of Philips’ Supervisory Board said.
“I am happy to see Frans return to our company,” said Mr. Kleisterlee, “Frans was a strong member of my team and a strong contributor in setting the direction of the company. I regretted to see him leave with the Semiconductor spin-out. Under his leadership Philips’ future will be in very good hands.”
Mr. van Houten (Dutch, 1960) holds a Masters degree in Economics and Business Management from the Erasmus University in Rotterdam, The Netherlands. He started his career with the company in 1986 in marketing and sales at Philips Data Systems and held several leadership positions within the company. He became CEO of Airvision, an in-flight entertainment startup in the United States in 1992, and was appointed vice president international sales and operations of Philips Kommunikations Industrie in Germany in 1993. In 1996 Mr. van Houten joined Philips’ Consumer Electronics division for which he led the region Asia Pacific, Middle East and Africa, based in Singapore.
In 2002, he became co-CEO of the Consumer Electronics division and was appointed member of Philips’ Group Management Committee in 2003. In 2004, Mr. van Houten was appointed CEO of Philips Semiconductors and in 2006 joined Philips’ Board of Management until the spin out and creation of NXP Semiconductors in September of that year. Mr. van Houten is currently leading the project to separate ING Group’s banking and insurance operations as an independent advisor to ING’s management board.
The CV of Frans van Houten is available via this link.
For further information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified health and well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 23 billion in 2009, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Quarterly report and Semi-annual report
Q2 2010, Royal Philips Electronics
Philips reports second-quarter EBITA of EUR 527 million and sales of EUR 6.2 billion
•	Comparable sales up 12%, led by double-digit growth at Lighting and Consumer Lifestyle

•	Emerging markets sales growth accelerates to 29%, now representing over one-third of Group sales

•	EBITA of EUR 527 million, or 8.5% of sales

•	EBITA, excluding EUR 93 million restructuring and acquisition-related charges, at 10% of sales

•	Net income of EUR 262 million
“In Q2, Philips delivered another strong quarter, with good top-line growth and strong profitability in all three operating sectors. Sales performance was especially strong in emerging markets. We are particularly pleased to have reached an adjusted profitability level of 10% in the quarter.
It is encouraging to see that our performance continues to improve, despite ongoing weakness in many global markets and economic uncertainty — a clear testimony to the soundness of our strategy and the strength of our portfolio. I believe we remain well on our way to becoming the leading company in health and well-being and consider this quarter another clear step in the right direction.”
Gerard Kleisterlee, President and CEO of Royal Philips Electronics
Forward-looking statements
This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the paragraphs “Looking ahead” and “Outlook”. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future EBITA and future developments in our organic business. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements. These factors include but are not limited to domestic and global economic and business conditions, the successful implementation of our strategy and our ability to realize the benefits of this strategy, our ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, our ability to identify and complete successful acquisitions and to integrate those acquisitions into our business, our ability to successfully exit certain businesses or restructure our operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in our Annual Report 2009 and the “Risk and uncertainties” section in our semi-annual financial report for the six months ended July 4, 2010.
Third-party market share data
Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.
Use of non-GAAP information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. A reconciliation of such measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in our Annual Report 2009.
Use of fair-value measurements
In presenting the Philips Group’s financial position, fair-values are used for the measurement of various items in accordance with the applicable accounting standards. These fairvalues are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data do not exist, we estimated the fairvalues using appropriate valuation models and unobservable inputs. They require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in our 2009 financial statements. Independent valuations may have been obtained to support management’s determination of fairvalues.
All amounts in millions of euros unless otherwise stated; data included are unaudited. Financial reporting is in accordance with IFRS, unless otherwise stated. This document comprises regulated information within the meaning of the Dutch Financial Markets Supervision Act ‘Wet op het Financieel Toezicht’.

Philips Group
Net income
in millions of euros unless otherwise stated

	Q2	Q2
	2009	2010
Sales	5,230	6,191
EBITA	118	527
as a % of sales	2.3	8.5
EBIT	8	404
as a % of sales	0.2	6.5
Financial expenses	(3)	(71)
Income taxes	15	(82)
Results investments in associates	25	11
Net income	45	262
Net income -shareholders per common share (in euros) — basic	0.05	0.28
     Net income
•	Net income was EUR 217 million higher than in Q2 2009, driven by substantially higher earnings in the operating sectors, notably Lighting and Consumer Lifestyle, partially offset by higher income taxes and financial expenses.

•	Financial income and expenses in Q2 2010 was impacted by unfavorable fair-value adjustments of the TPV bond option, whereas Q2 2009 included a EUR 48 million gain on the sale of Pace shares.

•	The decline in Results from investments in associates was largely attributable to last year’s EUR 25 million favorable reversal of the accumulated value adjustment of Philips’ shareholding in TPV.

•	Income tax was higher than in Q2 2009 due to higher earnings and lower non-taxable income, mainly reflecting last year’s EUR 48 million gain on the sale of Pace shares.
Sales by sector
in millions of euros unless otherwise stated

	Q2	Q2		% change
	2009	2010	nominal	compa-
				rable
Healthcare	1,872	2,068	10	4
Consumer Lifestyle	1,735	2,183	26	20
Lighting	1,550	1,859	20	13
GM&S	73	81	11	11
Philips Group	5,230	6,191	18	12
Sales per sector

•	Sales amounted to EUR 6,191 million, an increase of 12% on a comparable basis.

•	Healthcare sales improved by 4% on a comparable basis, driven by growth in all businesses, notably solid growth at Patient Care and Clinical Informatics and at Customer Services.

•	Consumer Lifestyle comparable sales grew by 20% year-on-year, driven by growth in almost all businesses, including double-digit growth at Television and Health &Wellness.

•	Lighting sales grew by 13% on a comparable basis, driven by double-digit growth at Lamps and Automotive, while Lumileds sales almost tripled. Professional Luminaires reported moderate sales growth, whereas Consumer Luminaires showed a modest decline.
Sales per market cluster
in millions of euros unless otherwise stated

				% change
	Q2 1)	Q2		compa-
	2009	2010	nominal	rable
Western Europe	1,803	1,986	10	8
North America	1,633	1,745	7	0
Other mature markets	290	370	28	12
Total mature markets	3,726	4,101	10	5
Emerging markets	1,504	2,090	39	29
Philips Group	5,230	6,191	18	12

1)	Revised to reflect an adjusted market cluster allocation
Sales per market cluster

•	Comparable sales in the mature markets grew by 5% compared to Q2 2009, driven by Consumer Lifestyle.

•	Led by the BRIC countries, the emerging markets showed strong double-digit growth, predominantly driven by Lighting and Consumer Lifestyle. Emerging markets accounted for 34% of Group sales, up from 29% last year.

EBITA
in millions of euros

	Q2	Q2
	2009	2010
Healthcare	153	216
Consumer Lifestyle	(7)	173
Lighting	(21)	210
Group Management & Services	(7)	(72)
Philips Group	118	527
EBITA
as a % of sales

	Q2	Q2
	2009	2010
Healthcare	8.2	10.4
Consumer Lifestyle	(0.4)	7.9
Lighting	(1.4)	11.3
Group Management & Services	(9.6)	(88.9)
Philips Group	2.3	8.5
Restructuring and acquisition-related charges
in millions of euros

	Q2	Q2
	2009	2010
Healthcare	(24)	(46)
Consumer Lifestyle	(30)	(10)
Lighting	(82)	(37)
Group Management & Services	(12)	—
Philips Group	(148)	(93)
EBIT
in millions of euros unless othen/vise stated

	Q2	Q2
	2009	2010
Healthcare	88	148
Consumer Lifestyle	(12)	164
Lighting	(61)	166
Group Management & Services	(7)	(74)
Philips Group	8	404
as a % of sales	0.2	6.5
Earnings
•	EBITA amounted to EUR 527 million, an increase of EUR 409 million compared to Q2 2009, driven by improved earnings across all operating sectors. Restructuring and acquisition-related charges of EUR 93 million were recorded, EUR 55 million lower than in Q2 2009. Excluding these charges, EBITA amounted to EUR 620 million, or 10% of sales. Last year’s restructuring and acquisition-related charges and product recall provision of EUR 17 million were partly offset by legal settlements and insurance recoveries totaling EUR 90 million.

•	EBIT improved by EUR 396 million, reflecting higher EBITA in all operating sectors. Amortization charges were EUR 13 million higher than in Q2 2009.

•	Healthcare EBITA increased by EUR 63 million year-on-year, despite a EUR 22 million increase in restructuring and acquisition-related charges. Improvements in earnings were seen across all businesses, notably Imaging Systems, Patient Care and Clinical Informatics and Customer Services.

•	Consumer Lifestyle EBITA increased by EUR 180 million year-on-year, with improved earnings in most businesses, notably Television. Restructuring and acquisition-related charges were EUR 20 million lower than in Q2 2009; the latter quarter included a EUR 17 million product recall provision.

•	Lighting EBITA increased by EUR 231 million year-on-year, driven by higher sales and an improved margin, largely attributable to Lamps, Lumileds and Automotive. Restructuring and acquisition-related charges were EUR 45 million lower than in Q2 2009.

•	GM&S EBITA declined by EUR 65 million to a net cost of EUR 72 million. Earnings in Q2 2009 were favorably impacted by EUR 57 million of insurance recoveries and EUR 33 million from legal settlements.

Financial income and expenses
in millions of euros

	Q2	Q2
	2009	2010
Net interest expenses	(57)	(64)
Sale of Pace shares	48
TPV option fair value adjustment	14	(12)
Other	(8)	5
	(3)	(71)
Financial income and expenses
•	Q2 2010 was impacted by unfavorable fair-value adjustments of the TPV bond option.

•	Q2 2009 included a EUR 48 million gain on the sale of shares of Pace and favorable fair-value adjustments of the TPV bond option.
Results relating to investments in associates
in millions of euros

	Q2	Q2
	2009	2010
TPV value adjustment	25	—
Other	—	11
	25	11
Investments in associates
•	Results in Q2 2010 were mainly attributable to earnings from Philips’ holding in Intertrust.

•	In Q2 2009, the accumulated value adjustment of the shareholding in TPV recognized in December 2008 was partially reversed by EUR 25 million following recovery of the TPV share price.

Cash balance
in millions of euros

	Q2	Q2
	2009	2010
Beginning cash balance	4,000	4,388

Free cash flow	251	348
Net cash flow from operating activities	446	562
Net capital expenditures	(195)	(214)
Acquisitions of businesses	(55)	(21)
Other cash flow from investing activities	65	(15)
Treasury shares transactions	6	19
Changes in debt/other	(44)	70
Dividend paid	(634)	(296)
Ending cash balance	3,589	4,493
Cash balance
•	The Group cash balance increased to EUR 4.5 billion, mainly driven by EUR 348 million free cash inflow, partly offset by a EUR 296 million cash dividend payment.

•	In Q2 2009, the cash balance declined by EUR 411 million. Free cash inflow of EUR 251 million was more than offset by a EUR 634 million cash dividend payment.
Cash flows from operating activities
•	Operating activities led to a cash inflow of EUR 562 million, compared to an inflow of EUR 446 million in Q2 2009. The year-on-year increase was driven by higher earnings, partly offset by lower working capital inflow.

1)	Capital expenditures on property, plant and equipment only
Gross capital expenditure
•	Gross capital expenditures on property, plant and equipment were EUR 27 million higher than in Q2 2009, due to higher investments, mainly at Lighting and Healthcare.

Inventories

•	Inventories as a % of sales were 2.2 percentage points higher than in Q2 2009, representing a EUR 0.6 billion year-on-year value increase, more than half of which was due to currency effects. Higher inventories compared to last year were seen across all sectors, notably at Consumer Lifestyle.

•	Inventories as a % of sales increased by 2.0 percentage points compared to Q1 2010. Inventory value increased across the operating sectors to EUR 3.9 billion at the end of Q2 2010.
Net debt and group equity

•	At the end of Q2 2010, Philips had a net debt position of EUR 306 million, compared to EUR 840 million at the end of Q2 2009. During the quarter, the net debt position increased by EUR 233 million, mainly due to currency translation effects on debt.

•	Group equity increased by EUR 1.1 billion in the quarter to EUR 15.8 billion. The increase was largely the result of higher net income, a lower cash dividend following 50% shareholder election for payout in shares, and currency translation effects.
Employees

•	During Q2 2010, the number of employees increased by 404, primarily due to increases at Lighting and GM&S, partly offset by declines at Consumer Lifestyle and Healthcare.

•	Compared to Q2 2009, the number of employees increased by 567, as reductions at Healthcare and GM&S were more than offset by increases at Consumer Lifestyle (mainly as a result of the Saeco acquisition) and Lighting.

Healthcare
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2009	2010
Sales	1,872	2,068
Sales growth
% nominal	4	10
% comparable	(5)	4
EBITA	153	216
as a % of sales	8.2	10.4
EBIT	88	148
as a % of sales	4.7	7.2

Net operating capital (NOC)	8,738	9,545

Number of employees (FTEs)	35,094	34,344
Business highlights

•	Philips and Electron announced a partnership for the development and production of healthcare solutions specifically designed for the Russian healthcare market, initially focusing on imaging modalities.

•	To further its capabilities in leading-edge imaging solutions, Philips is collaborating with the University of Washington (Seattle, USA) on research to extend the use of molecular imaging for radiotherapy planning.

•	Philips signed a five-year multi-million-euro contract with the Ministry of Health in Zambia to upgrade and maintain diagnostic imaging equipment for 71 government hospitals.

•	Philips and RXi Pharmaceuticals entered a research agreement to explore innovative ways of using ultrasound to trigger the delivery of new drug therapies that may treat conditions such as cancer and cardiovascular disease.

Financial performance

•	Currency-comparable equipment order intake increased by 10% year-on-year, with improvements across all businesses, notably at Patient Care and Clinical Informatics. In North America, equipment orders were 11% higher on a comparable basis.

•	Comparable sales increased by 4% year-on-year, with higher sales in all businesses. From a regional perspective, comparable sales in North America were in line with Q2 2009, while in markets outside North America they grew by 6%.

•	EBITA increased by EUR 63 million year-on-year to EUR 216 million, or 10.4% of sales. Excluding restructuring and acquisition-related charges of EUR 46 million, EBITA amounted to EUR 262 million, or 12.7% of sales, compared to EUR 177 million, or 9.5% of sales, in Q2 2009. The improvement was driven by Imaging Systems, Customer Services and Patient Care and Clinical Informatics as a result of higher margins from improved sales and ongoing cost management.

Looking ahead

•	Philips will introduce its Healthcare Consulting Solutions to help healthcare providers improve productivity, reduce costs, grow revenue and deliver better patient care.

•	Philips expects to introduce innovations in cardiac ultrasound in the second half of 2010, designed to provide clinicians with the versatility of 2D or 3D imaging, or a combination of both.

•	Restructuring and acquisition-related charges in Q3 2010 are expected to total around EUR 15 million.

Consumer Lifestyle
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2009	2010
Sales	1,735	2,183
of which Television	587	846

Sales growth
% nominal	(36)	26
% comparable	(30)	20

Sales growth excl. Television
% nominal	(20)	16
% comparable	(19)	6

EBITA	(7)	173
of which Television	(99)	(8)
as a % of sales	(0.4)	7.9

EBIT	(12)	164
of which Television	(99)	(9)
as a % of sales	(0.7)	7.5

Net operating capital (NOC)	903	1,055
of which Television	(338)	(266)

Number of employees (FTEs)	17,018	18,408
of which Television	4,955	4,519
Business highlights

•	Philips AVENT extended the target age range for its products with the launch of its toddler feeding range, designed for use by children aged up to 24 months.

•	Philips introduced its range of Full HD 3D Ready LED TVs, delivering a truly immersive 3D Ambilight cinema experience in the home.

•	Philips’ latest TV campaign won the Grand Prix for Film Craft at the Cannes Lions International Advertising Festival, making Philips the first brand to win the jury’s highest accolade for two consecutive years.

Financial performance

•	On a comparable basis, sales grew 20%, led by 35% growth in emerging markets, particularly driven by Television in Latin America. Mature markets showed low-double-digit growth.

•	Most businesses saw single-digit comparable sales growth, while Television grew by 48%, despite some component supply constraints, in particular for high-end TVs.

•	EBITA improved significantly, driven by double-digit sales growth, structural cost improvements, higher license income and lower restructuring charges. Excluding restructuring and acquisition-related charges and last year’s product recall-related charges, EBITA improved from 2.3% to 8.4%.

•	Net operating capital and headcount increased, mainly due to the Saeco acquisition.

Looking ahead

•	Further building its global leadership position in the male electric shaving market, Philips will, in Q3 2010, launch its most advanced premium electric shaver to date, the SensoTouch 3D, which allows men to choose between a dry and a wet shave.

•	At IFA 2010, Europe’s largest consumer lifestyle trade show, Philips will launch a range of products that deliver simplicity to consumers, including coffee appliances, televisions, blu-ray players and domestic appliances.

•	Consumer Lifestyle expects to incur restructuring and acquisition-related charges of around EUR 30 million in Q3 2010.

•	Following an increase in license revenues in Q2, income from licenses in Q3 is expected to be lower.

Lighting
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2009	2010
Sales	1,550	1,859
Sales growth
% nominal	(14)	20
% comparable	(18)	13
EBITA	(21)	210
as a % of sales	(1.4)	11.3
EBIT	(61)	166
as a % of sales	(3.9)	8.9
Net operating capital (NOC)	5,676	5,934
Number of employees (FTEs)	51,627	52,031
Business highlights

•	Philips and Cree signed a comprehensive worldwide patent cross-licensing agreement designed to accelerate growth of the LED lighting market.

•	Further strengthening its outdoor lighting portfolio, Philips announced the acquisition of the street lighting controls activities of Amplex A/S, a Danish provider of energy-efficient infrastructure solutions.

•	At the 2010 Light & Building fair in Frankfurt, Philips presented a breakthrough 12-watt LED lamp to replace 60-watt incandescent bulbs.

•	Philips expanded its existing relationship with LED lighting components provider Future Lighting Solutions.

•	Philips will partner with Somfy, a specialist in automated sun protection systems for buildings, to develop intelligent solutions for more comfortable and energy-efficient working environments.

•	Six of South Africa’s top sports stadiums were equipped with Philips’ new ArenaVision sports lighting systems.

Financial performance

•	Comparable sales were 13% higher year-on-year, driven by growth across most businesses, mainly Lamps, Automotive and Lumileds, which tripled sales compared to Q2 2009. From a geographic perspective, significant growth was seen in emerging markets, led by China.

•	In Q2 2010, EBITA excluding restructuring and acquisition-related charges of EUR 37 million (Q2 2009: EUR 82 million) amounted to EUR 247 million, or 13.3% of sales. The substantial year-on-year EBITA improvement was largely driven by strong sales growth, a favorable product mix notably reflecting the transition to energy-saving lamps and LED, and ongoing cost management.

•	Net operating capital increased by EUR 258 million to EUR 5,934 million. Excluding currency impact, net operating capital decreased compared to Q2 2009.

Looking ahead

•	Restructuring and acquisition-related charges in Q3 2010 are expected to total around EUR 40 million.

Group Management & Services
Key data
in millions of euros unless otherwise stated

	Q2	Q2
	2009	2010
Sales	73	81
Sales growth
% nominal	(47)	11
% comparable	(46)	11
EBITA Corporate Technologies	(44)	(22)
EBITA Corporate & Regional Costs	(30)	(35)
EBITA Pensions	23	(9)
EBITA Service Units and Other	44	(6)

EBITA	(7)	(72)
EBIT	(7)	(74)
Net operating capital (NOC)	(3,513)	(2,451)
Number of employees (FTEs)	12,284	11,807
Business highlights

•	Forbes magazine named Philips as one of the world’s most reputable companies, following the release of the Global Reputation Pulse 2010 by the Reputation Institute.

•	The Philips Livable Cities Award program was launched in May, with a total prize fund of EUR 125,000, to support simple solutions that improve people’s health and well-being in cities.

•	Amsterdam Airport Schiphol opened an innovative boarding gate, co-created with Philips Design and Philips Applied Technologies, using lighting and infotainment to enhance the traveler experience.

Financial performance

•	Sales increased from EUR 73 million in Q2 2009 to EUR 81 million in Q2 2010, driven by improved license revenues.

•	EBITA amounted to a net cost of EUR 72 million, a cost increase of EUR 65 million year-on-year, as last year’s results were favorably impacted by EUR 57 million insurance recoveries and a EUR 33 million legal settlement.

•	Excluding the aforementioned items, EBITA improved EUR 25 million year-on-year, driven by higher earnings from licenses and lower R&D expenses.

Looking ahead

•	Philips Design will receive eight iF communication design awards in September, in recognition of exceptional design in the areas of digital media and packaging.

•	Net costs for the Group Management & Services sector in Q3 2010 are expected to total EUR 80 million.

Outlook
After the strong rebound in the first half of the year, we expect comparable sales growth in the remainder of the year to moderate towards mid-single-digit level. This reflects continued but slow recovery in the US and Europe, different seasonality for our Television business following soccer’s World Cup, and the improved sales performance in the second half of 2009.
We will continue to drive further improvements, including, where necessary, taking the required actions to offset the effects of rising commodity and component prices. Having achieved an EBITA before restructuring and acquisition-related charges of 9.9% in the first half-year, and assuming that the current economic climate will continue, we are confident that we can exceed 10% for the full-year 2010.
At our Capital Markets Day in London on September 14 we will update the markets on the medium-term prospects for our businesses in the context of our Vision 2015 plan.
Amsterdam, July 19, 2010
Board of Management

Semi-annual financial report
Introduction
This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 4.
The semi-annual financial report for the six months ended July 4, 2010 consists of the condensed consolidated semiannual financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semiannual financial report is unaudited.
The condensed consolidated semi-annual financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s consolidated IFRS financial statements for the year ended December 31, 2009.
The Board of Management of the Company hereby declares that to the best of their knowledge, the semiannual financial statements, which have been prepared in accordance with the applicable financial reporting standards for interim financial reporting, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and the semi-annual management report gives a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).
Amsterdam, July 19, 2010
Board of Management

Gerard Kleisterlee	Pierre-Jean Sivignon

Gottfried Dutiné	Andrea Ragnetti

Rudy Provoost	Steve Rusckowski

Management report
The 1st six months of 2010
•	The results for the first half of 2010 compared favorably to the recession-impacted results in the first half of 2009. Group sales were some EUR 1.6 billion above 2009, with strong contributions from all operating sectors.

•	On a comparable basis, sales grew 12%, driven by 25% growth in the emerging markets, particularly China and Latin America, while high-single-digit growth was visible in mature markets.

•	EBITA improved EUR 1 billion year-on-year, driven by top-line growth, fixed costs savings from restructuring programs and continued sound cost management. Philips has continued to focus on cost optimization and organizational effectiveness, spending EUR 111 million on restructuring, EUR 49 million below last year’s level.
Net income
in millions of euros unless otherwise stated

	January-June
	2009	2010
Sales	10,305	11,868
EBITA	44	1,031
as a %of sales	0.4	8.7
EBIT	(178)	793
as a %of sales	(1.7)	6.7
Financial expenses	(44)	(140)
Income taxes	186	(208)
Results investments in associates	24	18
Net income (loss)	(12)	463

Net income (loss) -shareholders per common share (in euros) — basic	(0.02)	0.49
Performance of the Group
•	Group sales were some EUR 1.6 billion above the level of the first half of 2009, driven by higher sales across all operating sectors, notably Consumer Lifestyle and Lighting. Adjusted for currency impacts and portfolio changes, sales were 12% above last year’s level.

•	Group EBITA improved by EUR 987 million compared to the first half of 2009, largely driven by higher sales in the three operating sectors, notably Consumer Lifestyle and Lighting.

•	Net income was EUR 475 million higher than in the first half of 2009, mainly driven by higher sector earnings, partly offset by lower net gains on the sale of stakes and higher income tax expenses.

•	Cash flow from operating activities was EUR 450 million higher than in the first half of 2009, driven by higher earnings, partly offset by higher provision payments and higher working capital outflow from inventories and accounts receivable.
Philips sectors
Healthcare
•	Equipment order intake at Healthcare increased 14% compared to the first half of 2009, with improvements seen across all businesses, notably at Imaging Systems. In North America, orders increased by 9%, while markets outside of North America showed order intake growth of 14%.

•	Nominal sales at Healthcare grew by 8%. Excluding currency effects and portfolio changes, comparable sales increased by 5% year-on-year, with improved sales across all businesses, notably at Customer Services and at Patient Care and Clinical Informatics. Sales outside of North America, particularly in emerging markets, continued to show double-digit growth.

•	EBITA amounted to EUR 382 million, or 9.8% of sales, EUR 161 million higher than in the first half of 2009. Improvements were mainly driven by higher volume and fixed cost savings as a result of ongoing cost management programs. EBITA included restructuring and acquisition-related charges of EUR 75 million in the first half of 2010, compared to EUR 39 million in the first half of 2009.

Sales by sector
in millions of euros unless otherwise stated

	January-June		% change
	2009	2010	nominal	comparable
Healthcare	3,613	3,889	8	5
Consumer Lifestyle	3,491	4,125	18	15
Lighting	3,054	3,669	20	15
GM&S	147	185	26	30
Philips Group	10,305	11,868	15	12
EBITA
in millions of euros

	January-June
	2009	2010
Healthcare	221	382
Consumer Lifestyle	(56)	339
Lighting	(16)	455
Group Management & Services	(105)	(145)
Philips Group	44	1,031
EBITA
as a % of sales

	January-June
	2009	2010
Healthcare	6.1	9.8
Consumer Lifestyle	(1.6)	8.2
Lighting	(0.5)	12.4
Group Management & Services	(71.4)	(78.4)
Philips Group	0.4	8.7
Consumer Lifestyle
•	Sales amounted to EUR 4,125 million, a nominal increase of 18% compared to the first half of 2009, driven by Saeco and higher sales in most businesses. Excluding currency effects and portfolio changes, comparable sales grew 15%, led by 29% growth at Television, double-digit growth at Health &Wellness, higher license income, and single-digit growth in most other businesses.

•	EBITA improved significantly compared to the first half of 2009, driven by double-digit sales growth, structural cost improvements, higher license income, EUR 20 million lower restructuring and acquisition-related charges, and last year’s EUR 47 million of product recall charges.
Lighting
•	Sales in the first half of 2010 amounted to EUR 3,669 million, an increase of 15% on a comparable basis compared to last year. Sales were higher across all regions, notably in emerging markets, with 33% year-on-year comparable sales growth.

•	EBITA increased by EUR 471 million compared to the first half of 2009, mainly driven by higher sales and gross margin improvements in most businesses. Results included restructuring and acquisition-related charges of EUR 46 million, compared to EUR 101 million in the first half of 2009.
Group Management & Services
•	EBITA declined EUR 40 million compared to the first half of 2009, as last year’s results were favorably impacted by EUR 57 million insurance recoveries and a EUR 33 million legal settlement. Excluding those items, EBITA increased by EUR 50 million year-on-year, driven by higher revenue from licenses and lower R&D costs.

Risks and uncertainties
In our Annual Report 2009 we have extensively described certain risk categories and risk factors which could have a material adverse effect on our financial position and results. Those risk categories and risk factors are deemed incorporated and repeated in this report by reference.
For the remainder of 2010, we see the risk of growth stagnation due to government deficits in our markets, in particular in our activities that cater to the consumer markets and the healthcare market.
Additional risks not known to us, or currently believed not to be material, could later turn out to have a material impact on our businesses, objectives, revenues, income, assets, liquidity or capital resources.

Consolidated statements of income
all amounts in millions of euros unless otherwise stated

	2nd quarter		January-June
	2009	2010	2009	2010
Sales	5,230	6,191	10,305	11,868
Cost of sales	(3,455)	(3,910)	(6,900)	(7,409)
Gross margin	1,775	2,281	3,405	4,459

Selling expenses	(1,209)	(1,265)	(2,414)	(2,488)
General and administrative expenses	(211)	(231)	(424)	(425)
Research and development expenses	(384)	(398)	(790)	(773)
Other business income	56	17	64	27
Other business expenses	(19)	—	(19)	(7)
Income (loss) from operations	8	404	(178)	793

Financial income	76	17	173	28
Financial expenses	(79)	(88)	(217)	(168)
Income (loss) before taxes	5	333	(222)	653

Income taxes	15	(82)	186	(208)
Income (loss) after taxes	20	251	(36)	445

Results relating to investments in associates	25	11	24	18
Net income (loss) for the period	45	262	(12)	463

Attribution of net income for the period
Net income (loss) attributable to shareholders	44	259	(15)	459
Net income attributable to non-controlling interests	1	3	3	4

Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
• basic	925,244	939,690	924,271	933,714
• diluted	927,918	948,708	926,413	941,817

Net income (loss) attributable to shareholders per common share in euros:
• basic	0.05	0.28	(0.02)	0.49
• diluted1)	0.05	0.27	(0.02)	0.49

Ratios
Gross margin as a %of sales	33.9	36.8	33.0	37.6
Selling expenses as a %of sales	(23.1)	(20.4)	(23.4)	(21.0)
G&A expenses as a %of sales	(4.0)	(3.7)	(4.1)	(3.6)
R&D expenses as a %of sales	(7.3)	(6.4)	(7.7)	(6.5)

EBIT	8	404	(178)	793
as a %of sales	0.2	6.5	(1.7)	6.7

EBITA	118	527	44	1,031
as a %of sales	2.3	8.5	0.4	8.7

1)	the incremental shares from assumed conversion are not taken into account in the periods for which there is a loss attributable to shareholders, as the effect would be antidilutive.

Consolidated statements of comprehensive income
all amounts in millions of euros

	2nd quarter		January-June
	2009	2010	2009	2010
Net income (loss) for the period:	45	262	(12)	463
Other comprehensive income:
Actuarial losses on pension plans:
Net current period change, before tax	(2,377)	—	(2,381)	—
Income tax on net current period change	613	—	613	(4)
Revaluation reserve:
Release revaluation reserve	(2)	(4)	(6)	(8)
Reclassification into retained earnings	2	4	6	8
Currency translation differences:
Net current period change, before tax	(135)	568	58	954
Income tax on net current period change	—	(5)	(1)	(9)
Reclassification into loss	—	—	—	(2)
Available-for-sale securities:
Net current period change	55	(47)	204	1
Reclassification into income	(51)	(4)	(123)	(4)
Cash flow hedges:
Net current period change, before tax	(8)	(34)	(18)	(44)
Income tax on net current period change	(5)	9	(14)	11
Reclassification into (income) loss	29	(1)	55	(4)
Other comprehensive income for the period	(1,879)	486	(1,607)	899

Total comprehensive income for the period	(1,834)	748	(1,619)	1,362

Total comprehensive income attributable to:
Shareholders	(1,835)	745	(1,622)	1,358
Non-controlling interests	1	3	3	4

Consolidated balance sheets
in millions of euros unless otherwise stated

	June 28,	December 31,	July 4,
	2009	2009	2010
Non-current assets:
Property, plant and equipment	3,423	3,252	3,430
Goodwill	7,449	7,362	8,589
Intangible assets excluding goodwill	4,358	4,161	4,612
Non-current receivables	80	85	104
Investments in associates	245	281	191
Other non-current financial assets	822	691	764
Deferred tax assets	1,365	1,243	1,390
Other non-current assets	59	1,543	1,714
Total non-current assets	17,801	18,618	20,794

Current assets:
Inventories	3,330	2,913	3,928
Other current financial assets	125	191	195
Other current assets	518	436	636
Receivables	3,796	3,983	4,268
Cash and cash equivalents	3,589	4,386	4,493
Total current assets	11,358	11,909	13,520
Total assets	29,159	30,527	34,314

Shareholders’ equity	13,325	14,595	15,736
Non-controlling interests	47	49	61
Group equity	13,372	14,644	15,797

Non-current liabilities:
Long-term debt	3,745	3,640	3,053
Long-term provisions	1,853	1,734	1,803
Deferred tax liabilities	149	530	519
Other non-current liabilities	1,943	1,929	2,307
Total non-current liabilities	7,690	7,833	7,682

Current liabilities:
Short-term debt	684	627	1,746
Accounts and notes payable	2,560	2,870	3,462
Accrued liabilities	3,217	3,134	4,132
Short-term provisions	1,057	716	732
Other current liabilities	579	703	763
Total current liabilities	8,097	8,050	10,835
Total liabilities and group equity	29,159	30,527	34,314

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	926,041	927,457	945,312

Ratios
Shareholders’ equity per common share in euros	14.39	15.74	16.65
Inventories as a % of sales	13.7	12.6	15.9
Net debt : group equity	6:94	(1):101	2:98
Net operating capital	11,804	12,649	14,083
Employees at end of period	116,023	115,924	116,590

Consolidated statements of cash flows
all amounts in millions of euros

	2nd quarter		January to June
	2009	2010	2009	2010
Cash flows from operating activities:
Net income (loss)	45	262	(12)	463
Adjustments to reconcile net income to net cash provided by (used for)
operating activities:
Depreciation and amortization	346	349	678	687
Impairment of other non-current financial assets and (reversal of) impairment of investments in associates	(25)	4	24	4
Net gain on sale of assets	(51)	(12)	(124)	(18)
Income from investments in associates	—	(14)	(1)	(16)
Dividends received from investments in associates	5	5	34	13
Decrease (increase) in working capital:	229	132	(96)	(220)
Decrease (increase) in receivables and other current assets	98	(127)	621	(35)
Decrease (increase) in inventories	130	(354)	232	(593)
Increase (decrease) in accounts payable, accrued and other liabilities	1	613	(949)	408
Increase in non-current receivables/other assets/other liabilities	(123)	(57)	(402)	(144)
Increase (decrease) in provisions	32	(29)	25	(71)
Other items	(12)	(78)	14	(108)
Net cash (used for) provided by operating activities	446	562	140	590

Cash flows from investing activities:
Purchase of intangible assets	(22)	(18)	(45)	(26)
Expenditures on development assets	(52)	(55)	(86)	(109)
Capital expenditures on property, plant and equipment	(140)	(167)	(252)	(305)
Proceeds from disposals of property, plant and equipment	19	26	27	47
Cash from (to) derivatives and securities	(12)	(20)	(10)	(42)
Purchase of other non-current financial assets	—	(6)	(6)	(12)
Proceeds from other non-current financial assets	77	11	706	14
Purchase of businesses, net of cash acquired	(55)	(21)	(90)	(24)
Proceeds from sale of interests in businesses	—	—	—	98

Net cash provided by (used for) investing activities	(185)	(250)	244	(359)

Cash flows from financing activities:
Decrease (increase) in short-term debt	(59)	11	(98)	23
Principal payments on long-term debt	(13)	(23)	(24)	(37)
Proceeds from issuance of long-term debt	26	19	289	29
Treasury shares transactions	6	19	15	43
Dividend paid	(634)	(296)	(634)	(296)
Net cash provided by financing activities	(674)	(270)	(452)	(238)

Net increase (decrease) in cash and cash equivalents	(413)	42	(68)	(7)

Effect of change in exchange rates on cash positions	2	63	37	114
Cash and cash equivalents at beginning of period	4,000	4,388	3,620	4,386
Cash and cash equivalents at end of period	3,589	4,493	3,589	4,493

Ratio
Cash flows before financing activities	261	312	384	231

Net cash paid during the period for
Pensions	(98)	(105)	(204)	(220)
Interest	(62)	(62)	(136)	(138)
Income taxes	(34)	(47)	(108)	(108)
For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statements of changes in equity
in millions of euros
January to June 2010

						other reserves
					currency	unrealized gain (loss)	changes in		treasury	total
	common	capital in excess	retained	revaluation	translation	on available - for-	fair value of		shares at	shareholders’	non-controlling	total
	shares	of par value	earning	reserve	differences	sale financial assets	cash flow hedges	total	cost	equity	interests	equity
January-June 2010

Balance as of December 31, 2009	194	—	15,947	102	(591)	120	10	(461)	(1,187)	14,595	49	14,644

Total comprehensive income			463	(8)	943	(3)	(37)	903		1,358	4	1,362

Dividend distributed	3	343	(650)							(304)		(304)
Non-controlling interest movement											8	8
Re-issuance of treasury shares		(46)	8						86	48		48
Share-based compensation plans		29								29		29
Income tax share-based compensation plans		10								10		10
	3	336	(642)						86	(217)	8	(209)

Balance as of July 4, 2010
	197	336	15,768	94	352	117	(27)	442	(1,101)	15,736	61	15,797

January-June 2009

Balance as of December 31, 2008	194	—	17,101	117	(527)	(25)	(28)	(580)	(1,288)	15,544	49	15,593

Total comprehensive income			(1,777)	(6)	57	81	23	161		(1,622)	3	(1,619)

Dividend distributed			(647)							(647)		(647)
Non-controlling interest movement											(5)	(5)
Re-issuance of treasury shares		(35)	(21)						71	15		15
Share-based compensation plans		35								35		35
		—	(668)						71	(597)	(5)	(602)

Balance as of June 28, 2009	194	—	14,656	111	(470)	56	(5)	(419)	(1,217)	13,325	47	13,372

Sectors
all amounts in millions of euros unless otherwise stated
Sales and income (loss) from operations

				2nd quarter 2009				2010
	Sales		income from operations		Sales		income from operations
	including			as a % of	including			as a % of
	inter-company	sales	amount	sales	inter-company	sales	amount	sales
Healthcare	1,873	1,872	88	4.7	2,072	2,068	148	7.2
Consumer Lifestyle*	1,739	1,735	(12)	(0.7)	2,188	2,183	164	7.5
Lighting	1,552	1,550	(61)	(3.9)	1,864	1,859	166	8.9
Group Management & Services	121	73	(7)	(9.6)	123	81	(74)	(91.4)
Inter-sector eliminations	(55)				(56)
	5,230	5,230	8	0.2	6,191	6,191	404	6.5

* of which Television	588	587	(99)	(16.9)	848	846	(9)	(1.1)
Sales and income (loss) from operations

	January to June
				2009				2010
	Sales		income from operations		Sales		income from operations
	including			as a % of	including			as a % of
	inter-company	sales	amount	sales	inter-company	sales	amount	sales
Healthcare	3,616	3,613	89	2.5	3,896	3,889	251	6.5
Consumer Lifestyle*	3,500	3,491	(65)	(1.9)	4,134	4,125	321	7.8
Lighting	3,058	3,054	(97)	(3.2)	3,676	3,669	370	10.1
Group Management & Services	238	147	(105)	(71.4)	265	185	(149)	(80.5)
Inter-sector eliminations	(107)				(103)
	10,305	10,305	(178)	(1.7)	11,868	11,868	793	6.7

* of which Television	1,270	1,270	(182)	(14.3)	1,550	1,546	(29)	(1.9)

Sectors and main countries
in millions of euros
Sales and total assets

		sales		total assets
		January to June	June 28,	July 4,
	2009	2010	2009	2010
Healthcare	3,613	3,889	11,297	12,550
Consumer Lifestyle	3,491	4,125	3,137	3,904
Lighting	3,054	3,669	7,100	7,766
Group Management & Services	147	185	7,625	10,094
	10,305	11,868	29,159	34,314

Sales and long-lived assets

		sales		long-lived assets1)
		January to June	June 28,	July 4,
	20092)	2010	20092)	2010
Netherlands	400	399	1,264	1,206
United States	3,003	3,061	10,154	11,007
China	787	952	362	452
Germany	834	928	289	286
France	650	693	132	117
Brazil	354	555	114	140
Japan	304	423	448	605
Other countries	3,973	4,857	2,467	2,818
	10,305	11,868	15,230	16,631

1)	Includes property, plant and equipment, intangible assets excluding goodwill, and goodwill

2)	Revised to reflect an adjusted country allocation

Pension costs
in millions of euros
Specification of pension costs

	2nd quarter
	2009			2010
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)

Service cost	27	22	49	23	21	44
Interest cost on the defined-benefit obligation	133	100	233	131	110	241
Expected return on plan assets	(189)	(86)	(275)	(186)	(93)	(279)
Prior service cost	—	1	1	—	(1)	(1)
Net periodic cost (income)	(29)	37	8	(32)	37	5

Costs of defined-contribution plans

Costs	1	29	30	2	29	31
Total	1	29	30	2	29	31

Costs of defined-benefit plans (retiree medical)

Service cost	—	1	1	—	—	—
Interest cost on the defined-benefit obligation	—	9	9	—	6	6
Prior service cost	—	—	—	—	(1)	(1)
Net periodic cost	—	10	10	—	5	5
Specification of pension costs

	January to June
	2009			2010
	Netherlands	other	total	Netherlands	other	total
Costs of defined-benefit plans (pensions)

Service cost	54	44	98	46	39	85
Interest cost on the defined-benefit obligation	266	201	467	261	211	472
Expected return on plan assets	(379)	(173)	(552)	(372)	(176)	(548)
Prior service cost	—	2	2	—	(1)	(1)
Net periodic cost (income)	(59)	74	15	(65)	73	8

Costs of defined-contribution plans
Costs	3	53	56	4	58	62
Total	3	53	56	4	58	62

Costs of defined-benefit plans (retiree medical)

Service cost	—	1	1	—	1	1
Interest cost on the defined-benefit obligation	—	18	18	—	11	11
Prior service cost	—	—	—	—	(2)	(2)
Net periodic cost	—	19	19	—	10	10

Reconciliation of non-GAAP performance measures
all amounts in millions of euros unless otherwise stated.
Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance.
In the following tables, a reconciliation to the most directly comparable IFRS performance measure is made.
Sales growth composition (in %)

	2nd quarter				January to June
	com-		Consol-		com-		Consol-
	parable	currency	idation	nominal	parable	currency	idation	nominal
	growth	effects	changes	growth	growth	effects	changes	growth
2010 versus 2009
Healthcare	4.1	6.5	(0.1)	10.5	5.3	2.4	(0.1)	7.6
Consumer Lifestyle	19.6	6.5	(0.3)	25.8	15.2	3.7	(0.7)	18.2
Lighting	12.9	6.9	0.1	19.9	15.4	3.6	1.1	20.1
GM&S	11.2	5.9	(6.1)	11.0	29.8	3.2	(7.1)	25.9
Philips Group	11.9	6.6	(0.1)	18.4	12.0	3.2	0.0	15.2
EBITA (or Adjusted income from operations) to Income from operations (or EBIT)

	Philips		Consumer
	Group	Healthcare	Lifestyle	Lighting	GM&S
January to June 2010
EBITA (or Adjusted income from operations)	1,031	382	339	455	(145)
Amortization of intangibles1)	(238)	(131)	(18)	(85)	(4)
Income from operations (or EBIT)	793	251	321	370	(149)

January to June 2009
EBITA (or Adjusted income from operations)	44	221	(56)	(16)	(105)
Amortization of intangibles1)	(222)	(132)	(9)	(81)	—
Income from operations (or EBIT)	(178)	89	(65)	(97)	(105)

1)	Excluding amortization of software and product development
Composition of net debt to group equity

	June 28,	December 31,	July 4,
	2009	2009	2010
Long-term debt	3,745	3,640	3,053
Short-term debt	684	627	1,746
Total debt	4,429	4,267	4,799
Cash and cash equivalents	3,589	4,386	4,493
Net debt (cash) (total debt less cash and cash equivalents)	840	(119)	306

Shareholders’ equity	13,325	14,595	15,736
Non-controlling interests	47	49	61
Group equity	13,372	14,644	15,797

Net debt and group equity	14,212	14,525	16,103

Net debt divided by net debt and group equity (in %)	6	(1)	2
Group equity divided by net debt and group equity (in %)	94	101	98

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Net operating capital to total assets

			Consumer
	Philips Group	Healthcare	Lifestyle	Lighting	GM&S
July 4, 2010
Net operating capital (NOC)	14,083	9,545	1,055	5,934	(2,451)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,664	2,521	2,358	1,443	4,342
- intercompany accounts	—	49	94	76	(219)
- provisions	2,535	355	396	290	1,494
Include assets not comprised in NOC:
- investments in associates	191	80	1	23	87
- other current financial assets	194	—	—	—	194
- other non-current financial assets	764	—	—	—	764
- deferred tax assets	1,390	—	—	—	1,390
- cash and cash equivalents	4,493	—	—	—	4,493
Total assets	34,314	12,550	3,904	7,766	10,094

December 31, 2009
Net operating capital (NOC)	12,649	8,434	625	5,104	(1,514)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,636	2,115	2,155	1,247	3,119
- intercompany accounts	—	32	85	62	(179)
- provisions	2,450	317	420	324	1,389
Include assets not comprised in NOC:
- investments in associates	281	71	1	11	198
- other current financial assets	191	—	—	—	191
- other non-current financial assets	691	—	—	—	691
- deferred tax assets	1,243	—	—	—	1,243
- cash and cash equivalents	4,386	—	—	—	4,386
Total assets	30,527	10,969	3,286	6,748	9,524

June 28, 2009
Net operating capital (NOC)	11,804	8,738	903	5,676	(3,513)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,299	2,133	1,872	1,116	3,178
- intercompany accounts	—	48	59	44	(151)
- provisions	2,910	305	301	251	2,053
Include assets not comprised in NOC:
- investments in associates	245	73	2	13	157
- other current financial assets	125	—	—	—	125
- other non-current financial assets	822	—	—	—	822
- deferred tax assets	1,365	—	—	—	1,365
- cash and cash equivalents	3,589	—	—	—	3,589
Total assets	29,159	11,297	3,137	7,100	7,625

Reconciliation of non-GAAP performance measures (continued)
all amounts in millions of euros
Composition of cash flows

		2nd quarter	January to June
	2009	2010	2009	2010
Cash flows provided by operating activities	446	562	140	590
Cash flows (used for) provided by investing activities	(185)	(250)	244	(359)
Cash flows before financing activities	261	312	384	231

Cash flows provided by operating activities	446	562	140	590
Purchase of intangible assets	(22)	(18)	(45)	(26)
Expenditures on development assets	(52)	(55)	(86)	(109)
Capital expenditures on property, plant and equipment	(140)	(167)	(252)	(305)
Proceeds from disposals of property, plant and equipment	19	26	27	47
Net capital expenditures	(195)	(214)	(356)	(393)
Free cash flows	251	348	(216)	197

Philips quarterly statistics
all amounts in millions of euros unless otherwise stated

	2009							2010
	1st	2nd	3rd	4th	1st	2nd	3rd	4th
	quarter	quarter	quarter	quarter	quarter	quarter	quarter	quarter
Sales	5,075	5,230	5,621	7,263	5,677	6,191
% increase	(15)	(19)	(11)	(5)	12	18

EBITA	(74)	118	344	662	504	527
as a % of sales	(1.5)	2.3	6.1	9.1	8.9	8.5

EBIT	(186)	8	237	555	389	404
as a % of sales	(3.7)	0.2	4.2	7.6	6.9	6.5

Net income (loss) - shareholders	(59)	44	174	251	200	259
per common share in euros - basic	(0.06)	0.05	0.19	0.27	0.22	0.28

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	5,075	10,305	15,926	23,189	5,677	11,868
% income	(15)	(17)	(15)	(12)	12	15

EBITA	(74)	44	388	1,050	504	1,031
as a % of sales	(1.5)	0.4	2.4	4.5	8.9	8.7

EBIT	(186)	(178)	59	614	389	793
as a % of sales	(3.7)	(1.7)	0.4	2.6	6.9	6.7

Net income (loss) - shareholders	(59)	(15)	159	410	200	459
per common share in euros - basic	(0.06)	(0.02)	0.17	0.44	0.22	0.49

Net income (loss) from continuing operations as a % of shareholders’ equity	(1.6)	(0.2)	1.5	2.7	5.9	6.7

		period ended 2009					period ended 2010
Inventories as a % of sales	13.6	13.7	14.5	12.6	13.9	15.9

Net debt: group equity ratio	3:97	6:94	4:96	(1):101	1:99	2:98

Total employees (in thousands)	116	116	118	116	116	117
Information also available on Internet, address: www.philips.com/investorrelations

Notes overview
Notes to the unaudited semi-annual consolidated financial statements

Notes to the unaudited semi-annual consolidated financial statements
This report contains the semi-annual financial report of Koninklijke Philips Electronics N.V. (‘the Company’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (the Philips Group) are described in note 4.

The semi-annual financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.
1	Significant accounting policies
The significant accounting policies applied in these semi-annual financial statements are consistent with those applied in the Company’s consolidated IFRS financial statements for the year ended December 31, 2009, except for the adoption of the following new standards, amendments to standards and interpretations, which have been adopted as relevant to the Company for the first time:

Accounting for business combinations

On January 1, 2010, the Company applied IFRS 3 ‘Business Combinations’ (revised standard 2008) in accounting for business combinations. This revised standard has been applied prospectively and since there were no significant acquisitions during the first half of 2010, the change did not have a material impact on the Company’s consolidated financial statements.

For acquisitions on or after January 1, 2010, the Company measures goodwill as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognised amount of any non-controlling interests in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognised immediately in the statements of income.

Transaction costs, other than those associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination, are expensed as incurred.

Accounting for acquisitions of non-controlling interests

From January 1, 2010, the Company has applied IAS 27 ‘Consolidated and Separate Financial Statements’ (amendment 2008) in accounting for acquisitions of non-controlling interests. The change in accounting policy has been applied prospectively; there was no impact on the Company’s consolidated financial statements.

From January 1, 2010, acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognized. Previously, goodwill arising on the acquisition of non-controlling interests in a subsidiary was recognized and represented the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired at the date of the transaction.

Distribution of non-cash assets to owners

From January 1, 2010, the Company applied ‘IFRIC 17 Distributions of Non-cash Assets to Owners’ in accounting for distribution of non-cash assets to owners. This accounting policy has been applied prospectively and did not have a material impact on the Company’s consolidated financial statements.

The Group measures a liability to distribute non-cash assets to owners as the fair value of the assets to be distributed. The carrying amount of the liability is measured at each reporting period and the settlement date, with any changes recognized in equity as adjustments to the amount of the distribution.

Upon settlement of the transaction, the Company recognizes the difference, if any, between the carrying amount of the assets distributed and the carrying amount of the liability in the statements of income.

Other IFRS standards and interpretations effective from January 1, 2010 did not have a material impact on the Company.
2	Estimates
The preparation of the semi-annual financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated semi-annual financial statements, the significant estimates and judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2009.
3	Financial risk management
The Group’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended 31 December 2009.
4	Segment information
Philips’ activities are organized on a sector basis, with operating sectors — Healthcare, Consumer Lifestyle and Lighting — each being responsible for the management of its business worldwide, and Group Management & Services (GM&S). A short description of these sectors is as follows:
•	Healthcare: in May 2010, the organizational structure of the Healthcare sector changed. Healthcare now consists of the following businesses — Imaging Systems, Home Healthcare Solutions, Patient Care and Clinical Informatics, and Customer Services.

•	Consumer Lifestyle: consists of the following businesses — Television, Personal Care, Audio & Video Multimedia, Domestic Appliances, Accessories, Health & Wellness, and Licenses.

•	Television: contained within the Consumer Lifestyle sector, Television results are reported separately due to the large impact the results have on Consumer Lifestyle and the Philips Group.

•	Lighting: consists of the following businesses — Lamps, Professional Luminaires, Consumer Luminaires, Lighting Electronics, Automotive, Special Lighting Applications and Solid-State Lighting Components & Modules.

•	GM&S: consists of various activities and businesses including the Corporate center, Countries & Regions, Global Service Units, Pensions, Research, Intellectual Property & Standards, Applied Technologies, New Venture Integration, and Design.
Reportable segments for the purpose of the segmental disclosures required by IAS 34 Interim Financial Statements are: Healthcare, Consumer Lifestyle, Television and Lighting.
Significant segment information can be found in the Sectors, Sectors and main countries and Reconciliation of non-GAAP performance measures sections of this document.
5	Seasonality
Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, particularly at Consumer Lifestyle and Healthcare, typically resulting in higher revenues and earnings in the second half-year results. Within Healthcare, sales are generally higher in the second half of the year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. Within Consumer Lifestyle, sales are generally higher in the second half-year due to the holiday sales. Sales in the Lighting businesses are generally not materially affected by seasonality.
For the 12 months ended July 4, 2010, Healthcare, Consumer Lifestyle and Lighting had revenues of EUR 8,115 million, EUR 9,101 million and EUR 7,161 million respectively (12 months ended June 28, 2009: EUR 7,988 million, EUR 9,058 million and EUR 6,839 million respectively) and reported adjusted income from operations of EUR 1,009 million, EUR 734 million and EUR 616 million respectively (12 months ended June 28, 2009: EUR 752 million, a loss of EUR 29 million and a profit of EUR 52 million respectively).
6	Acquisitions and divestments
During the first six months of 2010, Philips entered into a number of acquisitions. These acquisitions, both individually and in the aggregate, were deemed immaterial in respect of IFRS disclosure requirements. The acquisitions involved an aggregated purchase price of EUR 11 million and have been accounted for using the purchase method of accounting.
In the first six months of 2010 Philips divested 9.4% of the shares in TPV Technology Ltd. (TPV) and several other minor activities.
The TPV shares were sold on March 9, 2010 to CEIEC Ltd., a Hong Kong-based technology company, for a cash consideration of EUR 98 million. The transaction resulted in a gain of EUR 5 million, which was reported under Results relating to investments in associates.
7	Investments in associates
On March 9, 2010 Philips sold 9.4% of the shares in TPV Technology Ltd. (TPV) to a third party for a cash consideration of EUR 98 million. Philips retained 3.0% of the TPV shares, which were transferred to Other non-current financial assets, because Philips was no longer able to exercise significant influence with respect to TPV. Consequently, the carrying amount of Investments in associates was reduced by EUR 123 million. The transaction resulted in a gain of EUR 5 million, which was recognized under Results relating to investments in associates.
8	Income taxes
Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pre-tax income of the interim period. This year’s income tax expense is higher, mainly due to higher earnings in 2010 and EUR 95 million of net tax benefits in 2009, including the recognition of a deferred tax asset for Lumileds and a number of tax settlements partly offset by additional liabilities for uncertain tax positions.
9	Property, plant and equipment
Acquisitions and disposals
During the first six months ended July 4, 2010, there were no significant movements in property, plant and equipment. Apart from currency translation-related differences of EUR 243 million (six months ended June 28, 2009: EUR 18 million), the addition of EUR 305 million (six months ended June 28, 2009: EUR 252 million) was more than offset by depreciation and impairment charges of EUR 324 million (six months ended June 28, 2009: EUR 324 million).
10	Goodwill

Goodwill
in millions of euros
Balance as of December 31, 2009
Cost	8,021
Amortization / Impairments	(659)

Book value	7,362

Changes in book value:
Acquisitions	6
Impairments	—
Translation differences	1,221

Balance as of July 4, 2010:
Cost	9,359
Amortization / Impairments	(770)

Book value	8,589
Respiratory Care and Sleep Management and Professional Luminaires remain sensitive to fluctuations in the key assumptions used in the impairment tests as set out below. In addition, Home Monitoring is sensitive to healthcare reform in the United States.
In 2010, the organizational structure of the Healthcare sector changed, as referenced in note 4. As a result of the change, part of the goodwill of Clinical Care Systems was allocated to Imaging Systems and the other part to Patient Care and Clinical Informatics (former Healthcare Informatics). Furthermore, Respiratory Hospital and related goodwill were transferred to Patient Care and Clinical Informatics. Applicable goodwill balances are reflected in the table below.
For impairment testing, goodwill is allocated to (groups of) cash-generating units (typically one level below sector level), which represent the lowest level at which goodwill is monitored for internal management purposes. A significant part of goodwill is allocated to the following businesses:

July 4, 2010
Respiratory Care and Sleep Management	2,359
Professional Luminaires	1,608
Imaging Systems	1,549
Patient Care and Clinical Informatics	1,409
Key assumptions used in the annual impairment tests (performed in the second quarter) for the businesses in the table above were sales growth rates and the rates used for discounting the projected cash flows. For the 2010 annual test, cash flow projections, reflecting value in use, were determined using management’s internal forecasts that cover an initial period from 2010 to 2015 and were extrapolated with stable or declining growth rates for a period of no more than 5 years, after which a terminal value was calculated, for which growth rates were capped at a historical long-term average growth rate.
The projected cash flows rely on the experience of the management teams of the cash-generating units and are based on market growth assumptions and industry long-term growth averages. Cash flow projections of Respiratory Care and Sleep Management, Professional Luminaires, Imaging Systems, and Patient Care and Clinical Informatics for 2010 were based on the following key assumptions:

•	during the initial forecast period a compound sales growth of 9.4%, 11.3%, 5.2% and 6.5% respectively was used;

•	during the period beyond the initial forecast period, stable and declining growth was considered, with compound rates of 5.0%, 7.2%, 4.0% and 5.4% respectively; and

•	a terminal value for all four units was based on a growth rate of 2.7%.
Income from operations in all four units is expected to increase over the projection period as a result of volume growth and cost efficiencies. The respective pre-tax discount rates applied to the most recent cash flow projections were 10.2%, 14.0%, 11.1% and 12.1% respectively. Based on this analysis, management did not identify impairment for these (groups of) cash-generating units.
The value in use of Respiratory Care and Sleep Management in the annual impairment test was approximately EUR 100 million above its carrying value. An increase of 30 basis points in the pre-tax discount rate, a 50 basis points decrease in the compound long-term sales growth rate, or a 5% decrease in terminal value would cause its value in use to fall to the level of its carrying value.
The value in use of Professional Luminaires in the annual test was approximately EUR 600 million above its carrying value. An increase of 250 basis points in the pre-tax discount rate, a 280 basis points decrease in the compound long-term sales growth rate, or a 34% decrease in terminal value would cause its value in use to fall to the level of its carrying value.
The results of the annual impairment test of Imaging Systems and Patient Care and Clinical Informatics have indicated that a reasonably possible change in key assumptions would not cause the value in use to fall to the level of the carrying value.
11	Intangible assets excluding goodwill

Intangible assets excluding goodwill
in millions of euros
Book value as of December 31, 2009	4,161

Changes in book value:
Additions	194
Acquisitions	11
Amortization/deductions	(359)
Impairment losses	(4)
Translation differences	609

Total changes	451

Book value as of July 4, 2010	4,612
12	Other non-current financial assets
The changes during 2010 are as follows:

Other non-current financial assets
in millions of euros
Balance as of December 31, 2009	691

Changes:
Reclassifications	34
Acquisitions/additions	20
Sales/redemptions/reductions	(15)
Value adjustments	—
Translation and exchange differences	34

Balance as of July 4, 2010	764
Other non-current financial assets mainly consist of available-for-sale financial assets.
Reclassifications relate to the 3.0% retained interest in TPV Technology Ltd. (TPV) which was reclassified from Investments in associates subsequent to the sale of 9.4% of the TPV shares to a third party. For further details, please refer to note 7.
The available-for-sale financial assets include a 19.8% interest in NXP Semiconductors N.V. (NXP) with a carrying value of EUR 207 million. NXP is treated as a cost-method investment.
Triggered by the net losses incurred by NXP, Philips performed impairment reviews on the carrying value of the investment in NXP during the first six months of 2010. The impairment review was approached consistent with the methodology outlined in our Annual Report 2009.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, paragraph 66, if there is objective evidence that an impairment loss has been incurred for an unquoted equity investment carried at cost, the amount of the impairment loss is measured as the difference between the carrying amount of the investment and the present value of the discounted estimated future cash flows.

Based on the impairment reviews performed during the first six months of 2010, we concluded that no impairment was necessary.
13	Inventories

Inventories are summarized as follows:

	December 31,	July 4,
	2009	2010
Raw materials and supplies	871	1,143
Work in progress	408	555
Finished goods	1,634	2,230
	2,913	3,928
The amounts recorded above are net of allowances for obsolescence.

On July 4, 2010, the write-down of inventories to net realizable value amounted to EUR 115 million (year-end 2009: EUR 219 million). The write-down is included in cost of sales.
14	Shareholders’ equity

In April 2010, Philips settled a dividend of EUR 0.70 per common share, representing a total value of EUR 650 million. Shareholders could elect for a cash dividend or a share dividend. Around 53.25% of the shareholders elected for a share dividend, resulting in the issuance of 13,667,015 new common shares. The settlement of the cash dividend involved an amount of EUR 304 million.

As of July 4, 2010, the issued and fully paid share capital consists of 986,078,784 common shares, each share having a par value of EUR 0.20.

During the first six months of 2010 a total of 4,187,823 treasury shares were delivered as a result of stock option exercises, restricted share deliveries and other employee-related share plans. There were no transactions to reduce share capital. On July 4, 2010 the total number of treasury shares amounted to 40,766,854, which were purchased at an average price of EUR 27.02 per share.
15	Short-term and long-term debt

At the end of Q2 2010 the total debt position of Philips was EUR 4,799 million, an increase of EUR 533 million compared to December 31, 2009. Long-term debt was EUR 3,053 million, a decrease of EUR 587 million, and short-term debt was EUR 1,746 million, an increase of EUR 1,119 million compared to December 31, 2009. The movement was mainly due to reclassification of outstanding USD and EUR public bonds to short-term debt and currency translation effects. Total remaining long-term debt mainly consisted of outstanding public bonds for a book value of EUR 2,651 million, which were previously issued in USD. The weighted average interest rate of the long-term USD bonds was 5.57% at the end of Q2 2010.
16	Provisions

Provisions are summarized as follows:

	December 31,		July 4,
	2009		2010
	long	short	long	short
	term	term	term	term
Provisions for defined-benefit plans	669	61	686	52
Other postretirement benefits	296	21	340	25
Postemployment benefits and obligatory severance payments	106	29	94	39
Product warranty	108	227	121	226
Loss contingencies (environmental remediation and product liability)	186	14	220	22
Restructuring-related provisions	78	318	73	293
Other provisions	291	46	269	75
	1,734	716	1,803	732
There are no significant changes in provisions compared to year-end 2009.
17	Accrued liabilities

The increase in accrued liabilities is mainly driven by changes in the fair values of derivatives totaling EUR 774 million.
18	Pensions

In accordance with IAS 34, actuarial gains and losses are reported in the semi-annual report only if there have been significant changes in financial markets. In the first six months of 2010 no actuarial gains or losses were recorded as the changes in financial markets during that period were considered not significant. In the first six months of 2009 the combined effect of actuarial gains and losses and IFRIC 14 was a reduction in equity of EUR 1.8 billion net of tax. For the whole of 2009 the combined effect of actuarial gains and losses and IFRIC 14 was a reduction in equity of EUR 0.9 billion net of tax due to favorable developments in the second half of 2009.

The half-year estimates are limited to the principal plans, i.e. the defined-benefit plans in the Netherlands, Germany, the UK and the US, which together represent more than 90% of the defined-benefit pension assets and liabilities for the Group as a whole. Estimated changes in recognized prepaid pension costs are in accordance with IFRIC 14.

Actuarial gains or losses, if any, are reported under Other comprehensive income and against the respective balance sheet items.
19	Contingent liabilities

Guarantees

Philips’ policy is to provide guarantees and other letters of support only in writing. Philips does not stand by other forms of support. At the end of Q2 2010, the total fair value of guarantees recognized on the balance sheet was EUR 14 million (December 31, 2009: EUR 14 million). Remaining off-balance-sheet business and credit-related guarantees provided to third parties and associates decreased by EUR 3 million during the first half of 2010 to EUR 305 million.

Environmental remediation

The Company and its subsidiaries are subject to environmental laws and regulations. Under these laws, the Company and/or its subsidiaries may be required to remediate the effects of the release or disposal of certain chemicals on the environment. A number of subsidiaries of the Company have been identified for further investigation of possible environmental obligations. In the United States, subsidiaries of the Company have been named as potentially responsible parties in state and federal proceedings for the clean-up of various sites. The Company accrues for losses associated with environmental obligations when such losses are probable and reliably estimable.

Legal proceedings

The Company and certain of its group companies and former group companies are involved as a party in legal proceedings, including regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, commercial transactions, product liability, participations and environmental pollution. In respect of antitrust laws, the Company and certain of its (former) group companies are involved in investigations by competition law authorities in several jurisdictions and are engaged in litigation in this respect. Since the ultimate disposition of asserted claims and proceedings and investigations cannot be predicted with certainty, an adverse outcome could have a material adverse effect on the Company’s consolidated financial position and consolidated results of operations for a particular period. For certain legal proceedings information required under IAS 37 is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the legal proceeding.

For information regarding legal proceedings in which the Company is involved, please refer to our Annual Report 2009. Significant developments regarding legal proceedings that have occurred since the publication of our Annual Report 2009 are described below:

CRT

On March 30, 2010, the District Court adopted the Special Master’s Report and Recommendation denying the bulk of the motions to dismiss filed on behalf of all Philips entities in response to both the direct and indirect purchaser actions in the federal class actions pending in the Northern District of California. These cases have now proceeded to discovery. The Court has not set a trial date and there is no timetable for the resolution of these cases.

LG Display

On April 15, 2010, Philips Electronics North America Corporation moved to dismiss the Nokia complaint on the ground that Nokia has failed to state a claim upon which relief can be granted. This motion was granted on June 29, 2010 with leave to amend. Nokia has until July 23, 2010 to amend its complaint.

Optical Disc Drive (ODD)

On April 7, 2010, a class action proceeding was instituted in the Province of Quebec on behalf of all Canadian residents (or alternatively Quebec residents only) who purchased, used and/or received an ODD or purchased any products which contained an ODD, since approximately January 2001 through to the present. The class action named, amongst others, as defendants, Koninklijke Philips Electronics N.V., Philips Electronics North America Corporation, Philips Canada Ltd., Lite-On IT Corporation, Philips & Lite-On Digital Solution Corporation and Philips & Lite-On Digital Solutions USA, Inc. The petitioner seeks both compensatory and punitive damages and all applicable interest, but they have not quantified the value of these damages in their claim.

20	Related-party transactions

In the normal course of business, Philips purchases and sells goods and services from/to various related parties in which Philips typically holds a 50% or less equity interest and has significant influence. These transactions are generally conducted with terms comparable to transactions with third parties.

Related-party transactions in millions of euros

	January-June
	2009	2010
Purchases of goods and services	119	151
Sales of goods and services	73	68

	Balance outstanding
	June 28, 2009	July 4, 2010
Receivables from related parties	13	11
Payables to related parties	47	13
21	Share-based compensation

Share-based compensation expense amounted to EUR 29 million and EUR 35 million in the first six months of 2010 and 2009 respectively.

During the first six months of 2010 the Company granted 5,028,436 stock option rights on its common shares and 1,258,122 rights to receive common shares in the future (restricted share rights).

A total of 1,812,948 restricted shares were issued to employees. 686,274 EUR-denominated options and 796,839 USD-denominated options were exercised at a weighted average exercise price of EUR 19.52 and USD 23.88 respectively.

Under the employee stock purchase plans 1,010,624 shares have been purchased at an average price of EUR 21.73.

For further information on the characteristics of these plans, please refer to the Annual Report 2009, note 30.

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